FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     •     The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

June 18, 2003	FOR IMMEDIATE RELEASE

DELHAIZE GROUP NAMES NEW PRESIDENT AND CHIEF OPERATING OFFICER
AT KASH N’ KARRY SUBSIDIARY
Broader to bring new strategic direction to Florida-based supermarket chain

BRUSSELS, Belgium, June 18, 2003 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, has announced that Shelley G. Broader will become the President and Chief Operating Officer of its Kash n’ Karry subsidiary effective June 23, 2003. Broader will replace Michael Byars, who has served as Chief Operating Officer since September 1997. Byars is considering several other opportunities within Delhaize Group.

“Mike has done a great job positioning Kash n’ Karry as a formidable competitor in Florida,” said Ronald Hodge, executive vice president of Delhaize Group. In her new role Broader will be reporting to Hodge, Hannaford’s Chief Executive Officer and President. Hodge also serves as the senior U.S.-based officer responsible for Kash n’ Karry operations.

“Shelley’s strong analytical skills, ability to set and articulate strategic direction, build consensus, and grow sales make her a terrific choice to lead Kash n’ Karry going forward,” he said.

Since 2001, Broader has served as Senior Vice President of Business Strategy, Marketing, and Communication for Delhaize Group’s Hannaford subsidiary. Her responsibilities included setting and communicating strategic direction while maintaining a strong connection with consumers. She directed the research, marketing, communication and business information functions.

“Shelley was instrumental in repositioning Hannaford for long term growth,” Hodge said.

Broader, a native of Spokane, Wash., and a graduate of Washington State University, began her career in investment banking. She joined Hannaford Bros. Co., in 1991 rising steadily in the organization through positions in retail operations, merchandising, and distribution. In 1997 she became Vice President of Perishable Merchandising. Under her leadership, Hannaford’s image as a retailer of top quality perishables resulted in significant increases in sales and profitability.

Broader indicated that her primary objective is to grow sales and profitability by enhancing Kash n’ Karry’s image as “the” provider of quality meats and produce in the marketplace, and offering customers an unparalleled shopping experience.

Broader sees the Florida market as offering excellent growth opportunities for Kash n’ Karry. “We’re committed to the Florida market,” she said. “To thrive in the dynamic, highly competitive marketplace in which we operate, we’ll need to anticipate customers’ needs and then surpass their expectations, so Kash n’ Karry becomes the supermarket of choice for Florida consumers.”

“I’m confident we are positioned to grow our business and our bottom line,” she said.

During her tenure at Hannaford, Broader was active in a number of community-based organizations, serving on the board of directors of the Maine Coalition for Excellence in Education. She also served as president of the Frannie Peabody Center Board of Directors, an AIDS service organization, and was a member of the Maine Women’s Forum.

Beth Newlands Campbell, Hannaford’s Senior Vice President for Retail Operations, has been named the new Senior Vice President of Business Strategy, Marketing, and Communication for Hannaford.

Tampa-based Kash n’ Karry is a member of Delhaize America, the U.S. division of Brussels-based Delhaize Group. With more than 50 years in the grocery business, Kash n’ Karry is one of the most respected supermarket chains in Central Florida with more than 11,000 associates in 137 stores. For additional information, please see the Kash n’ Karry website at www.kashnkarry.com.

Delhaize Group is a Belgian food retailer present in 10 countries on three continents. At the end of 2002, Delhaize Group’s sales network consisted of 2,527 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and EUR 178.3 million (USD 168.6 million) in net earnings. Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	June 19, 2003	By:	/s/ Michael R. Waller Michael R. Waller Executive Vice President